January 7, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CVR Refining, LP
Registration Statement on Form S-1
Filed October 1, 2012
File No. 333-184200

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), CVR Refining, LP (the “Partnership”) hereby submits the proposed offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K. These pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-184200 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of January 7, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $24.00 to $26.00 per common unit, with a midpoint of $25.00 per common unit. In the Offering, the Partnership proposes to sell up to 23,000,000 common units representing limited partner interests in the Partnership, including 3,000,000 pursuant to the underwriters’ option to purchase additional common units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information in advance of the definitive decision to launch the Offering given recent market volatility as well as our desire to provide the Staff as much time as possible to complete its review of all necessary information.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that contain changes that will be affected by the offering terms set forth

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com herein. These marked changes will be incorporated into a future amendment to the Registration Statement, along with a letter that includes a response to the Staff’s comment in its letter to the Partnership dated December 5, 2012.

The Partnership appreciates the Staff’s willingness to review this information in this format.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (713) 758-4629.

Very truly yours,

/s/ E. Ramey Layne

E. Ramey Layne
Vinson & Elkins L.L.P.

Enclosures

cc:	Paul Monsour (U.S. Securities and Exchange Commission)
Michael Fay (U.S. Securities and Exchange Commission)
Karl Hiller (U.S. Securities and Exchange Commission)
Timothy Levenberg (U.S. Securities and Exchange Commission)
John J. Lipinski (CVR Refining, LP)
Susan Ball (CVR Refining, LP)
Edmund S. Gross (CVR Refining, LP)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Sean T. Wheeler (Latham & Watkins LLP)
Keith Benson (Latham & Watkins LLP)